Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF WIX.COM LTD.

December 19, 2022, 1:30 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

↑Please detach along perforated line and mail in envelope.↑	D92356-P81352

WIX.COM LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 19, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Lior Shemesh and Naama Kaenan and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Wix.com Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 9, 2022, at an Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at the Wix Campus, Building B, Floor 7, Tel Aviv, Israel, on Monday, December 19, 2022 at 1:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement.

The undersigned acknowledges receipt of the Notice and the Proxy Statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described on the reverse side, this proxy will be voted FOR each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

WIX.COM LTD. 40 NAMAL TEL AVIV ST. TEL AVIV 6350671, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D92355-P81352	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

WIX.COM LTD.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS LISTED BELOW:
1.	To re-elect the following individuals as Class III directors to serve until the 2025 Annual Meeting of Shareholders.	For	Against	Abstain			For	Against	Abstain
	1a. Avishai Abrahami	☐	☐	☐	3.	To amend and readopt the compensation arrangement of the Company’s non-executive directors.	☐	☐	☐
	1b. Diane Greene	☐	☐	☐	4.	To approve the offer to exchange certain options held by non-director and non-executive employees of the Company and its subsidiaries.	☐	☐	☐
	1c. Mark Tluszcz	☐	☐	☐	5.
To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered publi caccounting firm for the year ending December 31, 2022.
							☐	☐	☐
2.1	To amend and readopt the Company’s Compensation Policy – Executives.	☐	☐	☐
			Yes	No
	2a.	Answer YES if you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the Companies Law) in item 2.1.	☐	☐
			For	Against	Abstain
2.2	To amend and readopt the Company’s Compensation Policy – Directors.		☐	☐	☐
			Yes	No
	2b.	Answer YES if you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the Companies Law) in item 2.2.	☐	☐

Note:
Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date